Simpson Thacher & Bartlett LLP 900 G STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502
Direct Dial Number +1-202-636-5543	E-mail Address rajib.chanda@stblaw.com

VIA EDGAR

July 31, 2019

Re:	SkyBridge Multi-Adviser Hedge Fund Portfolios LLC

Securities Act File No. 333-232584

Investment Company Act File No. 811-21190

SkyBridge G II Fund, LLC

Securities Act File No. 333-232583

Investment Company Act File No. 811-22561

Ms. Lisa Larkin Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Email: larkinl@sec.gov

Dear Ms. Larkin:

On behalf of SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Multi-Adviser Fund”) and SkyBridge G II Fund, LLC (the “G II Fund,” and, together with the Multi-Adviser Fund, the “Funds”), we hereby provide an analysis under ASC 450 as requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”). The Staff’s comment and the Funds’ response is set out below.

Comment:

In the correspondence filed with the Commission on July 1, 2019, each Fund made the following statement:

“The Staff also inquired as to the amount of shares sold by each Fund after the applicable 3 year period. While we believe our response above should supersede that question, we would be pleased to review the amounts with you.”

NEW YORK BEIJING HONG KONG HOUSTON LONDON LOS ANGELES PALO ALTO SÃO PAULO TOKYO

Securities and Exchange Commission	July 31, 2019

With regard to the amounts submitted, please provide on a supplemental basis the accounting analysis of such amounts under ASC 450—Contingencies. Please confirm that the Fund’s auditors have reviewed the conclusions reached in the ASC 450 analysis.

Response:

Each Fund, acting in reliance on the advice of its former external counsel, filed post-effective amendments to its prior shelf registration statement following the three-year anniversary of the initial effective date of such shelf registration statement.1 As the Staff has observed, this practice was in contravention of Rule 415(a)(5) under the 1933 Act. The Funds had previously taken the position that, based on the undertaking required by Item 34(4)(b) of Form N-2 and included in each registration statement at issue, each post-effective amendment filed to a Fund’s N-2 registration statement was the equivalent of a new registration statement. After discussions with the Staff in June and July of 2019, the Funds undertook to file a new N-2 shelf registration statement every three years on a going forward basis, starting with the 2019 filing.2

Each of these post-effective amendments filed after the three-year anniversary of the initial effective date of a Fund’s registration statement was declared effective prior to the commencement of sales of securities registered through such post-effective amendments. For the Multi-Adviser Fund, these post-effective amendments were declared effective by the Commission on July 31 of 2017 and 2018. For the G II Fund, these post-effective amendments were declared effective by the Commission on July 31 of each year from 2015 through 2018. Each Fund’s post-effective amendments were subject to Staff review, as would have been the case for new filings on Form N-2. The post-effective amendments updated each Fund’s financial statements on an annual basis in accordance with the requirements of Section 10(a)(3) of the 1933 Act and Rule 427 under the 1933 Act, and at no time did either Fund rely on the nine-month grace period permitted for initial registration statements.

[1]

The Funds note that under their respective Administration and Investor Services Agreement with SkyBridge, SkyBridge is expressly directed to rely on the advice of each Fund’s external counsel, which during the relevant periods was Shearman & Sterling LLP, with respect to the filings of registration statements on behalf of the Fund.

[2]

Other registrants have taken a similar approach. See, e.g., Alternative Investment Partners Absolute Return Fund, et al., SEC Correspondence dated May 1, 2018 (available at https://www.sec.gov/Archives/edgar/data/1327228/000113322818002730/filename1.htm) (registered closed-end fund’s shelf registration statement was initially declared effective by the Commission on May 2, 2007; the fund continued to file post-effective amendments to this shelf registration statement following the three-year anniversary of its initial effective date; these post-effective amendments were declared effective by the Commission in 2010, 2011, 2012, 2013, 2014, 2015, 2016 and 2017; no disclosure regarding this violation was included in the subsequent shelf registration statement).

Securities and Exchange Commission	July 31, 2019

Accordingly, the Funds proceeded with these annual post-effective amendment filings based on a good faith, reasonable position; such post-effective amendments were subject to full Staff review; at all times maintained appropriate financial statement disclosure; and were declared effective by the Commission.

More detailed analysis of each element implicated by ASC 450 is set out below.

FAS 5 and ASC 450

Under FAS 5, a fund is required to accrue a loss contingency3 when both of the following conditions are met:

1.	information indicates it is probable that a liability has been incurred; and

2.	the amount of loss can be reasonably estimated.[4]

Accrual and disclosure of loss contingencies should be based on an evaluation of the facts and circumstances in each particular situation.5 Disclosure is not required of a loss contingency involving an unasserted claim or assessment if there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless both of the following conditions are met:

1.	it is considered probable that a claim will be asserted; and

2.	there is a reasonable possibility that the outcome will be unfavorable.[6]

If assertion is not probable, no accrual or disclosure would be required.7 Even if an assertion were probable, if an unfavorable outcome is not probable then no accrual or disclosure would be required.8

[3]

Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 450-30-20 defines a loss contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur.”

[4]	See also ASC 450-20-25-2. The principles of FAS 5 are codified in ASC 450, which provides guidance for the recognition and disclosure of a loss contingency.
[5]	ASC 450-20-55-1.
[6]	ASC 450-20-50-6. See also ASC 450-20-55-14.
[7]	ASC 450-20-55-15.
[8]	ASC 450-20-55-14; ASC 450-20-55-15.

Securities and Exchange Commission	July 31, 2019

There has been no claim asserted against the Funds by any potential claimant, nor has there been any manifestation by a potential claimant of an awareness of a possible claim or assessment. With respect to the ASC 450 standard on disclosure of a potential loss contingency:

•

The Funds have concluded that a filing of a claim asserting a cause of action under Section 12(a)(1) of the 1933 Act is not probable at this time, and therefore no accrual or disclosure is required under FAS 5 as codified in ASC 450.

Even if a such a claim were probable, the Funds have concluded that an unfavorable outcome is not probable because Section 5 of the 1933 Act was not violated notwithstanding the technical violation of Rule 415(a)(5). Even if a court were to hold that there was a violation of Section 5 of the 1933 Act, the Funds have concluded that the circumstances under which a plaintiff would assert a potential claim are not probable. In this regard, the Funds note that the shares of each current shareholder of a Fund that purchased shares within the past year have appreciated in value.

The Funds’ independent auditors have reviewed the above ASC 450 analysis and respective conclusion reached based solely on the information provided above and do not object to the conclusion.

The Assertion of a Claim for a Cause of Action under Section 12(a)(1) of the 1933 Act is Not Probable

As a matter of law, any shareholder seeking to sustain an action under Section 12(a)(1) of the 1933 Act with respect to the purchase of a Fund’s shares would have to state a claim under Section 12(a)(1) establishing that the shareholder purchased shares that were offered or sold by the Fund in violation of Section 5 of the 1933 Act. Section 13 of the 1933 Act prohibits any such action under Section 12(a)(1) unless it is brought within one year of the violation upon which the action is based. Any violation for purposes of Section 12(a)(1) would be deemed to occur on the date that the plaintiff purchased the security.9 Accordingly, the claim of any plaintiff who purchased a Fund’s securities more than one year ago would be time barred under Section 13.

In light of the amount of income and capital appreciation achieved by each Fund over the past year, no current shareholder paid more per share than such Fund’s current net asset value (See the detailed discussion below). If the remedies available under Section 12(a)(1) were sought by a potential claimant, each of the Funds’ current shareholders would receive less in such an action than they would if they tendered their shares to the Fund at net asset value. As a result, given the inability of any potential plaintiff to recover damages in such a lawsuit, the Funds have concluded that the assertion of a claim is not probable.

[9]	See, e.g., Cummings v. Paramount Partners, LP, 715 F.Supp.2d 880, 894 (D. Minn. 2010); In re Biozoom, Inc. Securities Litig., 93 F.Supp.3d 801, 810 (N.D. Ohio 2015).

Securities and Exchange Commission	July 31, 2019

If a Claim under Section 12(a)(1) of the 1933 Act were Asserted, an Unfavorable Outcome is Not Probable

Section 5 of the 1933 Act prohibits any person from offering or selling a security in interstate commerce unless it is registered.10

We are of the view that no violation of Section 5 has occurred for offers and sales made under each Fund’s prior registration statements after the end of the three-year period set out in Rule 415(a)(5), for the following reasons discussed below: (1) at all times each Fund’s registration statement was on file with the SEC and was the subject of a notice of effectiveness; (2) the registration statement at all times included a prospectus that complied with the requirements of Section 10 of the 1933 Act and Form N-2; and (3) there is no reason to believe that there has been any failure to comply with applicable prospectus delivery requirements.

Section 5(a)

To prove a violation of Section 5(a) requires establishing three prima facie elements: (1) that the defendant directly or indirectly sold or offered to sell securities; (2) that no registration statement was in effect for the subject securities; and (3) that interstate means were used in connection with the offer or sale.11 (emphasis added.) We acknowledge that the three-year period provided for under Rule 415(a)(5) expired on July 31, 2017 for the Multi-Adviser Fund and on October 27, 2014 for the G II Fund. Importantly, however, offers and sales were made pursuant to a post-effective amendment only after the issuance of a notice of effectiveness by the Commission for such post-effective amendment. But for the issuances of these notices of effectiveness by the Commission, no sales would have been permitted by the relevant Fund. We acknowledge that these notices of effectiveness were issued after the expiration of the three-year period set out in Rule 415(a)(5). But this does not alter the fact that all sales complied prima facie with the requirements of Section 5(a). Rule 415(a)(1)(ix) and (x) merely provides a mechanism for the registration of securities for sale on a continuous basis, and does not impose any substantive requirements as to the content of the disclosure required to be delivered to an investor. Indeed, a new registration statement compliant with Rule 415(a)(5) would have been substantively identical in all material respects to the one actually used. Consequently, an instance of non-compliance with Rule 415(a)(5), standing alone, should not be viewed as a violation of Section 5(a), especially when, as in this instance, there has been no prima facie non-compliance with Section 5(a).

The prior registration statements were never the subject of a refusal order or stop order or any public proceeding or examination under Section 8 of the 1933 Act. There is nothing in the proposing or adopting releases relating to Rule 415(a)(5), or in any other published guidance of the Commission or of the Staff or case law of which we are aware, to suggest

[10]	S.E.C. v. Universal Exp., Inc., 475 F. Supp. 2d 412, 422 (S.D.N.Y. 2007).
[11]	Id.

Securities and Exchange Commission	July 31, 2019

that the expiration of the three-year period set out in Rule 415(a)(5) functions as a revocation of a notice of effectiveness or as a stop order or other action that might implicate Section 5. In the proposing release relating to Rule 415(a)(5),12 the Commission stated that the purposes of the reforms described in the release were “to address the need for timeliness of information . . . without mandating delays in the offering process that [the Commission believes] would be inconsistent with the needs of issuers for timely access to the securities markets and capital.”

Among other reforms, the reforms adopted at this time allow certain operating companies that qualify as “well-known seasoned issuers” (“WKSIs”) to file automatically effective shelf registration statements (i.e., not subject to Staff review) to facilitate uninterrupted access to the securities markets and capital. These automatic shelf registration statements are also subject to the requirements in Rule 415(a)(5). The Releases do not discuss the implications under Section 5 of an automatic shelf registration statement that violates Rule 415(a)(5). The Commission does state its view, however, that “[a]ny securities offered and sold off an effective automatic shelf registration statement will satisfy the requirements of . . . [1933] Act Section 5(a) if such registration statement, as amended if applicable, includes that class of securities and is effective prior to sale.”13 (emphasis added.) This guidance, while focused on WKSIs, is informative of the Commission’s views on Section 5(a) liability when it adopted Rule 415(a)(5).

Each post-effective amendment to the shelf registration statements in question included the class of securities being offered and sold and was subject to a notice of effectiveness prior to each offer and sale made pursuant to the registration statement included in such post-effective amendment. Thus, under the principles articulated by the Commission in the Releases, such offers and sales should satisfy the requirements of Section 5(a). Moreover, nowhere in the Releases does the Commission suggest that the expiration prior to the filing of a new shelf registration statement of the three-year period set out in Rule 415(a)(5) constitutes a revocation of the effectiveness of the prior registration statement or suggest that sales after the expiration of the three-year period constitute a violation of Section 5. Consequently, an instance of non-compliance with Rule 415(a)(5), standing alone, should not be viewed as a violation of Section 5(a), especially when, as in this instance, there has been no prima facie non-compliance with Section 5(a).

Section 5(b)

As pertains to Section 5(b) of the 1933 Act, the prior registration statements at all times included a prospectus that complied with the requirements of Section 10 of the 1933 Act and Form N-2. The Funds have no reason to believe that the offers and sales of securities under the prior shelf registration statements failed to comply with applicable prospectus delivery requirements. Consequently, we see no possibility of an assertion of non-compliance with Section 5(b).

[12]

1933 Act Release No. 8501 (Nov. 3, 2004) (the “Proposing Release”). See also 1933 Act Release No. 8591 (July 19, 2005) (the “Adopting Release” and, collectively with the Proposing Release, the “Releases”).

[13]	See Adopting Release at Section V(B)(2)(b)(ii)(E); Proposing Release at Section V(B)(2)(b)(ii)(E).

Securities and Exchange Commission	July 31, 2019

Section 5(c)

A registration statement was on file at all times, and the registration statement was never the subject of a refusal order or stop order or any public proceeding or examination under Section 8 of the 1933 Act. Thus, the Fund as an issuer was prima facie compliant with the requirement of Section 5(c). As noted above, in the Releases, the Commission stated its view on Section 5 liability in the context of automatically effective shelf registration statements, which are also subject to Rule 415(a)(5). Specifically, the Releases provide that “[a]ny securities offered and sold off an effective automatic shelf registration statement will satisfy the requirements of [1933] Act Section 5(c) if the registration statement, as amended if applicable, includes that class of securities and is filed prior to sale.”14 (emphasis added.) This guidance, while focused on WKSIs, is informative of the Commission’s views on Section 5(c) liability when it adopted Rule 415(a)(5).

Each post-effective amendment to the shelf registration statements in question included the class of securities being offered and sold and was filed prior to each offer and sale made pursuant to the registration statement included in such post-effective amendment. Thus, under the principles articulated by the Commission in the Releases, such offers and sales should satisfy the requirements of Section 5(c). Consequently, an instance of non-compliance with Rule 415(a)(5), standing alone, should not be viewed as a violation of Section 5(c), especially when, as in this instance, there has been no prima facie non-compliance with Section 5(c).

Policy Behind Section 5 and 1933 Act Disclosure Requirements

Moreover, the U.S. Supreme Court has expressed its view that the 1933 Act is designed to protect investors by promoting full disclosure of information thought necessary to informed investment decisions.15 Each Fund’s post-effective amendments in question were subject to Staff review, as would have been the case for new filings on Form N-2. The post-effective amendments updated each Fund’s financial statements on an annual basis in accordance with the requirements of Section 10(a)(3) of the 1933 Act and were otherwise compliant with Section 10. As a result and based on the intent of the 1933 Act as articulated by the U.S. Supreme Court, from a policy standpoint we believe a court would be unlikely to find that a Fund’s actions were so inconsistent with the design and purpose of the 1933 Act that a cause of action under Section 12(a)(1) could be sustained for non-compliance with Rule 415(a)(5).16

[14]	Id.
[15]	S.E.C. v. Ralston Purina Co., 346 U.S. 119, 124, (1953).
[16]

This policy is embodied in Rule 401(g) under the 1933 Act, which provides in relevant part that a registration statement or any amendment thereto is deemed filed on the proper registration form unless the Commission objects to the registration form before the effective date. We understand that the Staff does not believe that 401(g) cures a violation of Rule 415(a)(5). We believe that it may, and further believe that it stands for the policy consideration that errors as to methods of filing in good faith do not result in a registrant being deemed to have sold unregistered securities when such sales were made pursuant to an effective registration statement.

Securities and Exchange Commission	July 31, 2019

Each Fund therefore believes, on the advice of counsel, that shareholders are unlikely to be able to establish a prima facie Section 12 claim. This belief is based in part on the fact that at all times the Funds offered and sold securities pursuant to an effective registration statement, albeit in non-compliance with a SEC rule regarding the method of such filing, and nothing on the SEC’s website would have indicated anything to the contrary to a shareholder. Based on the foregoing analysis, each Fund has concluded that it is likely, although not fully free from doubt, that a court of law would conclude that the sales of shares following the three-year anniversary of the effective date of its prior shelf registration statement were in compliance with Section 5 and would not give rise to causes of action under Section 12. Therefore, even if a claim were brought (notwithstanding the lack of potential damages at present), an unfavorable outcome is not probable. The Funds acknowledge that there is no case law directly on point regarding liability under Section 5 for a violation of Rule 415(a)(5), and that the Staff does not necessarily agree with our analysis or conclusion. As explained below, however, even if the Funds’ assessment of the likelihood of an unfavorable outcome were incorrect, based on the current value of Fund shares, an unfavorable outcome would nonetheless not be probable.

Given that a Fund’s Potential Exposure is Not Material, an Unfavorable Outcome is not Probable

As discussed above, the statute of limitations for actions for any action under Section 12(a)(1) is one-year from the date of purchase. Importantly, all current shareholders that purchased shares of each Fund within the past year have experienced positive performance and would not benefit from an action under Section 12(a)(1) today.

Moreover, the Funds have operated at significantly lower annualized volatility levels compared to the broader stock market. Specifically, each Fund has been 6x less volatile than the S&P 500 Index over the past year and 5x less volatile than the S&P 500 Index over the past three years.

Even if a claim under Section 12(a)(1) were asserted and if an unfavorable outcome were probable, which we do not believe to be the likely result under the instant facts and the relevant law, an exact calculation of the potential exposure each Fund faces is impossible to make due to the inability to definitively predict future market movements. Even if future

Securities and Exchange Commission	July 31, 2019

performance leads to potential damages (which as stated above, is not currently the case) and a court of law permits a claim by a future plaintiff to proceed (which, as stated above, the Funds do not believe probable), the Funds do not view their potential exposure as material. When the amount of potential financial exposure is discounted by the likelihood of it ever actually occurring, it diminishes to the point of immateriality.

In the event that Fund performance declines to an absolute loss over the relevant period for a potential plaintiff, the board of each Fund expects to consider, in the exercise of its fiduciary duties, whether any offer to such shareholders should be made to receive recompense for such loss, as would be available under Section 12(a)(1).

Conclusion

Based on the above, FAS 5 as codified in ASC 450 does not require accrual or disclosure in the Funds’ financial statements of a loss contingency. Each Fund’s auditor has reviewed the foregoing analysis and confirmed that it agrees with these conclusions.

Because the analysis stated above relies in part on the lack of damages available to any potential plaintiff, in part on a legal conclusion that is likely but not fully free from doubt, and in part on the basis of the current value of each Fund’s shares, the Funds hereby undertake to conduct this analysis in connection with future shareholder reports until such time as no potential claim is legally extant.

If you have any questions prior to our next call, please do not hesitate to call me at (202) 636-5543.

Sincerely,

/s/ Rajib Chanda

Rajib Chanda

cc:	A. Marie Noble (Chief Compliance Officer of each Fund and General Counsel of the Adviser)

Christopher Hutt (Vice President of each Fund and the Adviser)

Ryan Brizek (Simpson Thacher & Bartlett LLP)

Aviva Grossman (Perkins Coie LLP)

Carl Frischling (Perkins Coie LLP)